Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Curaleaf Holdings, Inc. (the “Issuer” or “Curaleaf”).

Trading Symbol: CURA

Number of Outstanding Listed Securities: 613,437,078

Date: November 4, 2021

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.

This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)	Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

General

Curaleaf Holdings, Inc. (“Curaleaf” or the “Company”) operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing and medical cannabis research. Curaleaf is a leading vertically integrated medical and wellness cannabis operator in the United States. Headquartered in Wakefield, Massachusetts, the Company has operations in 23 states including operating 111 dispensaries, 22 cultivation sites and 30 processing sites with a focus on highly populated, limited license states, including New York, New Jersey, Florida and Massachusetts. The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty. Moreover, Curaleaf International Holdings Limited (“Curaleaf International”), a subsidiary of the Issuer, is the largest vertically integrated independent cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with leading cultivation, extraction and production capabilities.

Recent developments regarding the Issuer’s business and operations

On October 4, 2021, Curaleaf announced it had completed its acquisition of Los Sueños Farms and its related entities.

Please see the Issuer’s press release dated October 4, 2021, filed on the Issuer’s website for more information, and the Issuer’s Form 9 posted on October 4, 2021, for further details.

On October 13, 2021, Curaleaf announced its Select brand had diversified its edible offerings with new Select Snooze Bites.

Please see the Issuer’s press release dated October 13, 2021, filed on the Issuer’s website for more information.

On October 20, 2021, Curaleaf announced the continued national roll out of B Noble Brand to six new states.

Please see the Issuer’s press release dated October 20, 2021, filed on the Issuer’s website for more information.

On October 21, 2021, Curaleaf announced the expansion of its strategic relationship between its Select brand and Rolling Stone.

Please see the Issuer’s press release dated October 21, 2021, filed on the Issuer’s website for more information.

On October 26, 2021, Curaleaf announced the sale of whole flower at its four locations in New York.

Please see the Issuer’s press release dated October 26, 2021, filed on the Issuer’s website for more information.

2.	Provide a general overview and discussion of the activities of management.

Boris Jordan, Executive Chairman, participated in a panel titled, “US MSOs Positioned for Various Federal Outcomes” through AGP’s Virtual Fall Consumer Cannabis Conference on October 5, 2021. Mr. Jordan was quoted in Benzinga’s “Curaleaf’s THC-Infused Beverage Enhancer Kit Now Available in New York” article on October 12, 2021, and was also live on Reddit/Weedstocks providing commentary on October 28, 2021

Joseph F. Lusardi, Executive Vice Chairman, participated in investor calls through AGP’s Virtual Fall Consumer Cannabis Conference on October 5, 2021.

Joseph D. Bayern, CEO, participated in investor calls through AGP’s Virtual Fall Consumer Cannabis Conference on October 5, 2021. Mr. Bayern was interviewed by MjBiz for an article titled, “Big Cannabis Can Be Good Cannabis; Q&A With Curaleaf CEO Joe Bayern” on October 19, 2021. On October 20, 2021, Mr. Bayern spoke on the “Clash of the Titans” panel at MJBizCon and was interviewed by Cheddar at MJBizCon in a broadcast titled, “Curaleaf CEO on Cannabis Industry Culture, Social Equity, Federal Legalization”.

Ranjan Kalia, CFO, participated in investor calls through AGP’s Virtual Fall Consumer Cannabis Conference on October 5, 2021.

3.	Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

On October 13, 2021, Curaleaf announced its Select brand had diversified its edible offerings with new Select Snooze Bites.

Please see the Issuer’s press release dated October 13, 2021, filed on the Issuer’s website for more information.

On October 20, 2021, Curaleaf announced the continued national roll out of B Noble Brand to six new states.

Please see the Issuer’s press release dated October 20, 2021, filed on the Issuer’s website for more information.

On October 26, 2021, Curaleaf announced the sale of whole flower at its four locations in New York.

Please see the Issuer’s press release dated October 26, 2021, filed on the Issuer’s website for more information.

4.	Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5.	Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

On October 21, 2021, Curaleaf announced the expansion of its strategic relationship between its Select brand and Rolling Stone.

Please see the Issuer’s press release dated October 21, 2021, filed on the Issuer’s website for more information.

6.	Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7.	Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

On October 4, 2021, Curaleaf announced it had completed its acquisition of Los Sueños Farms and its related entities.

Please see the Issuer’s press release dated October 4, 2021, filed on the Issuer’s website for more information.

8.	Describe the acquisition of new customers or loss of customers.

N/A

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

As of October 31, 2021, the Issuer had a total of 5,267 employees, which includes 102 new hires and 372 terminations in the month of October.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12.	Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the.

Curaleaf may become threatened by a party, or otherwise become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Among other disputes, Curaleaf is defending against (1) claims in arbitration relating primarily to a lock-up agreement that the former minority shareholders of Curaleaf’s Connecticut operations signed in connection with their receipt of Subordinate Voting Shares of the Issuer in exchange for their minority interest and (2) purported class actions alleging, among other things, mislabelling and fraud related to sales of the Select brand, in most cases related to periods prior to the Company’s acquisition of the brand in February 2020.

Connecticut

No updates since this matter was last reported on the Form 7 filed with the CSE on April 13, 2021.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14.	Provide details of any securities issued and options or warrants granted

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Subordinate Voting Shares	110,831	Shares issued in connection with option exercises and RSU conversions	The proceeds from payment of the option exercise price will be used for general working capital purposes.
Subordinate Voting Shares	2,539,474

Shares issued in connection with closing of Los Sueños Farms transaction.

Please see the Issuer’s press release dated October 4, 2021, on the Issuer’s website and the Issuer’s Form 9 posted on October 4, 2021 for further details.

			No cash proceeds.

(1)	State aggregate proceeds and intended allocation of proceeds.

15.	Provide details of any loans to or by Related Persons.

N/A

16.	Provide details of any changes in directors, officers or committee members.

N/A

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

Cannabis Administration and Opportunity Act

No updates since this matter was last reported on the Form 7 filed with the CSE on September 9, 2021.

Concerns about Marijuana Efficacy and Safety

Adverse publicity reports or other media attention regarding the safety, efficacy and quality of marijuana in general, or associating the consumption of adult-use and medical marijuana with illness or other negative effects or events, could have such a material adverse effect. There is no assurance that such adverse publicity reports or other media attention will not arise. A negative shift in the public's perception of cannabis, including vaping or other forms of cannabis administration, in the U.S. or any other applicable jurisdiction could cause State jurisdictions to abandon initiatives or proposals to legalize medical and/or adult-use cannabis, thereby limiting the number of new State jurisdictions into which Curaleaf could expand. Recent medical alerts by the Centers for Disease Control (CDC) and future bans on the sale of vaping products in the locations Curaleaf serves, and recent state health agencies’ approaches to vaping related illness and other issues directly related to cannabis consumption could potentially create an inability to fully implement Curaleaf's expansion strategy and may have a material adverse effect on Curaleaf's business, results of operations or prospects.

This year, the U.S. media has increasingly reported an apparent new trend in the distribution to consumers of hemp-based products purporting to contain the ingredient Delta-8 tetrahydrocannabinol (“Delta-8 THC”), one of many cannabinoids that are found in the cannabis plant. Most Delta-8 THC on the market is derived from the chemical conversion of hemp-derived cannabidiol (“CBD”). Notably, the Drug Enforcement Act includes Delta-8 THC on its list of controlled substances (updated August 2020) under “tetrahydrocannabinols,” but Section 12619(b) of the 2018 Farm Bill legislation expressly carved out “tetrahydrocannabinols in hemp” of the 2018 Farm Bill thus leaving some to argue that there is a lack of clarity regarding the legal status of this substance. Notably, in a September, 2021 letter to the Alabama Department of Pharmacy released last month, the U.S. Department of Justice confirmed that Delta-8 is a “tetrahydrocannabinol contained in the plant Cannabis sativa-L and can also be produced synthetically from non-cannabis materials. The CSA classifies tetrahydrocannabinols as controlled in Schedule 1.” Letter, September 15, 2021.

Anecdotal reports indicate that Delta-8 THC products are being manufactured and distributed in the U.S outside of state licensed cannabis processors and dispensaries including, for example, through convenience stores, gas stations and even via the Internet to consumers under the age of 21. Moreover, these products do not appear to be subject to the testing requirements applicable to Delta-9 THC products. These products are being sold without state mandated cannabis excise taxes applied, thus leading to significant price differentials with Delta-9 THC products.

Given the pricing differential and the absence of state cannabis excise taxes, continued proliferation of unregulated Delta-8 THC products through unlicensed distribution points could ultimately alter certain elements of the current Delta-9 THC market in the U.S. Recently, however, several states have begun to promulgate new regulations and interpretations of existing regulations that effectively prohibit the development of Delta-8 THC products. If this trend continues, the potential impact of Delta-8 THC products on the Delta-9 THC cannabis market could be blunted.

COVID-19

The novel coronavirus commonly referred to as "COVID-19" was identified in December 2019 in Wuhan, China. On January 30, 2020, the World Health Organization declared the outbreak a global health emergency, and on March 11, 2020, the spread of COVID-19 was declared a pandemic by the World Health Organization. On March 13, 2020, the spread of COVID-19 was declared a national emergency. While the Company has continuously sought to assess the potential impact of the pandemic on its financial and operating results, any assessment continues to be subject to uncertainty as to probability, severity and duration of the pandemic as reflected by infection rates at local, state, and regional levels. The Company has attempted to assess the impact of the pandemic by identifying risks in the following principal areas:

• Mandatory Closures. In response to the pandemic, many states and localities implemented mandatory closures of, or limitations to, businesses to prevent the spread of COVID-19; this impacted the Company’s operations. More recently, the mandatory closures that impacted the Company’s operations were lifted and the Company resumed full operations, albeit subject to various COVID-19 related precautions and changes in local infection rates. The Company’s ability to generate revenue would be materially impacted by any future shut down of its operations.

• Customer Impact. While the Company has not experienced an overall downturn in demand for its products in connection with the pandemic, if its customers become ill with COVID-19, are forced to quarantine, decide to self-quarantine or not to visit its stores or distribution points to observe "social distancing", it may have a material negative impact on demand for its products while the pandemic continues.

On July 27, 2021, CDC announced updated Guidance for COVID-19 Prevention Strategies based on emerging evidence of the B.1.617.2 (Delta) variant. CDC now recommends that all people, regardless of vaccination status, wear masks in public indoor settings in areas of substantial or high transmission. A new CDC study supports previous findings that B.1.617.2 (Delta) is highly contagious, and is contributing to an increase in cases, including those with severe outcomes and those due to vaccine breakthrough infections. While vaccinated people can still develop COVID-19, they are far less likely to get severely sick or die than people who are unvaccinated. The emergence of the Delta variant, if uncontrolled, could lead to federal, state and/or local governments reinstituting protocols that could adversely impact the Company’s business in affected communities.

• Supply Chain Disruption. The Company relies on third party suppliers for equipment and services to produce its products and keep its operations going. If its suppliers are unable to continue operating due to mandatory closures or other effects of the pandemic, it may negatively impact its own ability to continue operating. At this time, the Company has not experienced any failure to secure critical supplies or services, though the Company, like many others in the U.S., has observed some delays in delivery of materials as a result of supply chain disruptions. If these disruptions in the Company’s supply chain become more pronounced, they may affect its ability to continue certain aspects of the Company’s operations or may significantly increase the cost of operating its business and significantly reduce its margins.

• Staffing Disruption. Earlier in the pandemic, the Company implemented among its staff where feasible "social distancing" measures recommended by such bodies as the Centers for Disease Control (CDC), the Presidential Administration, as well as state and local governments. More recently, following the increase in vaccination rates in the states in which the Company has operations, the Company saw a decrease in the incidence of employees reporting COVID-19 infections or exposures, although the recent emergence of the Delta Variant appears to be leading to some reversal of that trend.

The Company is continuing to encourage its employees to become vaccinated and is requiring employees to verify their vaccination status. While the Company did adopt a policy earlier this year that compelled those employees who are not vaccinated to continue to follow masking guidelines while those who are vaccinated were given the option to forego masking at the workplace, as noted above, the emergence of new strains such as the Delta variant coupled with an overall increase in infection rates has led the Company to reimpose masking mandates on most employees irrespective of vaccination status.

• Regulatory Backlog. Regulatory authorities, including those that oversee the cannabis industry on the state level, have been heavily occupied with their response to the pandemic. These regulators as well as other executive and legislative bodies in the states in which the Company operates may not be able to provide the level of support and attention to day-to-day regulatory functions as well as to needed regulatory development and reform that they would otherwise have provided. Such regulatory backlog may materially hinder the development of the Company’s business by delaying such activities as product launches, facility openings and approval of business acquisitions, thus materially impeding development of its business.

• Vaccination rates. As of October 31, 2021, the CDC reports that about 221 million people in the U.S., or 67% of the total population have received at least one dose of vaccine. About 192 million people, or about 58% of the total U.S. population, have been fully vaccinated. As of now, the supply of vaccines in the states in which the Company does business appears to be sufficient to meet the demand of all those who seek to be vaccinated. That said, there can be no assurance of when the Company’s employees in any particular jurisdiction will access the vaccine. Moreover, there can be no assurance that all employees will choose to avail themselves of the vaccine or, if so, when they will choose to do so. The same applies to the Company’s patients, customers, regulators, and suppliers. Consequently, the COVID-19 risk factors described above continue to be applicable.

On August 18, 2021, the CDC made the following announcement: “The available data make very clear that protection against SARS-CoV-2 infection begins to decrease over time following the initial doses of vaccination, and in association with the dominance of the Delta variant, we are starting to see evidence of reduced protection against mild and moderate disease. Based on our latest assessment, the current protection against severe disease, hospitalization, and death could diminish in the months ahead, especially among those who are at higher risk or were vaccinated during the earlier phases of the vaccination rollout. For that reason, we conclude that a booster shot will be needed to maximize vaccine-induced protection and prolong its durability.”

At this time, the Company is still assessing the impact of this development upon Company employees as well as the Company’s patients and customers.

● Europe Opening-Up. Countries in Europe have opened up following public health restrictions and lock-down measures to deal with COVID-19. Each country in Europe has adopted its own public health response, but the larger economies (being Germany, the UK, Italy, Spain and France) are relaxing previously strict “lock-down” measures and non-essential businesses, closed for extended periods are now open. Cannabis consumption in Europe is exclusively medical, and like other medicines, supply of medical cannabis has continued during the pandemic, with doctors and pharmacies adopting tele-medicine to hold consultations and supply prescriptions to patients. Further waves of the virus and additional lock-downs in the Winter months of 2021 and early 2022 may have a material impact on the Company’s ability to generate revenue and on operations generally, and such risk will remain while the Covid-19 virus continues in widespread circulation and new strains are identified.

This document contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", " or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this Monthly Progress Report contains forward-looking statements and information concerning (i) the Issuer's current litigation and arbitration proceedings, (ii) the potential impacts of adverse publicity reports or other media attention regarding the safety, efficacy and quality of marijuana in general, or associating the consumption of adult-use and medical marijuana, (iii) the emergence of the new Delta 8 THC trend and its potential impacts on the Company, and (iv) the potential impacts of the COVID-19 pandemic on the Issuer's business and operations. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Issuer with respect to the matter described in this Monthly Progress Report. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this Monthly Progress Report and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors" in the Issuer's management's discussion and analysis for the year ended December 31, 2020 filed on March 11, 2021 and under "Risk Factors" in the Issuer’s annual information form for the year ended December 31, 2020 filed on April 28, 2021, each of which is available under the Company’s SEDAR profile at www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this Monthly Progress Report and the Issuer undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The Issuer cautions investors not to place undue reliance on the forward-looking statements contained in this Monthly Progress Report.

[signature page follows]

Certificate of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: November 4, 2021.

Peter Clateman
Name of Director or Senior Officer

/s/ Peter Clateman
Signature

Chief Legal Officer
Official Capacity

Issuer Details Name of Issuer Curaleaf Holdings, Inc.	For Month Ended October 31, 2021	Date of Report YY/MM/D November 4, 2021
Issuer Address 301 Edgewater Place #405
City/Province/Postal Code Wakefield, MA 01880 USA	Issuer Fax No. N/A	Issuer Telephone No. (781) 451-0150
Contact Name Investor Relations	Contact Position Investor Relations	Contact Telephone No. (781) 451-0150
Contact Email Address IR@curaleaf.com	Web Site Address www.curaleaf.com